SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number  000-28865
                                                                       ---------

(Check One)
|X| Form 10-K and Form 10-KSB      |_| Form 11-K      |_| Form 20-F
|_| Form 10-Q and Form 10-QSB      |_| Form N-SAR

      For period ended June 30, 2007
                       -------------

|_|   Transition Report on Form 10-K and Form 10-KSB
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q and Form 10-QSB
|_|   Transition Report on Form N-SAR

      For the transition period ended N/A


      Read Attached  Instruction  Sheet Before  Preparing Form.  Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Yarraman Winery, Inc.
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Former name if applicable
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Address of principal executive office     700 Yarraman Road
                                          Wybong, Upper Hunter Valley
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City, State and Zip Code    New South Wales, Australia 2333
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                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to recent management personnel changes we are unable to file the Form 10-KSB within the prescribed time period.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact with regard to this notification.

         Scott E. Rapfogel Esq.           (212)                400-6900
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                                       (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No


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

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      No significant changes are expected to be reflected with respect to sales and costs of goods sold when comparing fiscal 2007 to fiscal 2006. We do however, expect to reflect approximately $600,000 in increased expenses for fiscal 2007 as compared to fiscal 2006 which is primarily attributable to a failed acquisition.


                              Yarraman Winery, Inc.
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                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.


Date: October 1, 2007


                                        By: /s/ Lawrence Lichter
                                            ------------------------------------
                                            Name:  Lawrence Lichter
                                            Title: Secretary



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